Black Momma Tea and Cafe Job Creation & Small Business.mp4 (1m 57s) 1 speaker (Vanessa Braxton)

[0:00:12] Vanessa Braxton: Hello. I'm Vanessa Braxton, CEO/President of Black Momma Teas and Cafe, which happens to be the physical extension of Black Momma Brands, which consists of Black Momma Vodka, Black Momma Mixers, Black Momma Teas, and Black Momma Agaves. And it's all made by this black momma. We are organic, vegan, kosher, non-GMO, and biodegradable products, so just to let you know, what we're thinking about is the environment and all of us collectively purchasing something that's manufactured in the U.S.A. In addition, we're going to use other products in our tea facilities, as well as in our stores, that are made right here in the U.S. So we're creating jobs, we're manufacturing, and we're giving good, healthy products. Now, Starbucks is the great purveyor of coffee. Well, Black Momma Teas and Cafe is a great purveyor of teas. We make boba tea. We cut and sift. We have our own blends. We have our own tea bags. We also make a tea-quilla. How you like that? Take your time. Go to our website. Buy a couple of products. Taste it. But definitely, if you want to enjoy this ride, invest in Black Momma Teas and Cafe. We're going to definitely bring Black Momma and all the other brands made right here in the U.S. Of A. To you. Thank you. [0:01:51]